Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of B. Riley Principal Merger Corp. II (the “Company”) on Amendment No. 4 to Form S-1 of our report dated March 2, 2020 with respect to our audits of the financial statements, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of B. Riley Principal Merger Corp. II as of February 14, 2020 and December 31, 2019 and for the period from January 1, 2020 through February 14, 2020 and for the period from June 3, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York

May 18, 2020